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Schedule 13G                                                         Page 1 of 5


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================== =============================================================


                                                    ----------------------------
                            UNITED STATES                  OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION  ----------------------------
                      WASHINGTON, D.C. 20549        OMB Number:  3235-0145
                                                    ----------------------------
                            SCHEDULE 13G            Expires: October 31, 2002
                                                    ----------------------------
                                                    Estimated average burden
                                                    hours per response.....14.9
                                                    ----------------------------

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         UTSTARCOM, INC.
--------------------------------------------------------------------------------
                         (Name of Issuer)

                          COMMON STOCK
--------------------------------------------------------------------------------
                 (Title of Class of Securities)

                          918076-10-0
--------------------------------------------------------------------------------
                        (CUSIP Number)

                      DECEMBER 31, 2000
--------------------------------------------------------------------------------
   (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/ /      Rule 13d-1(c)

/X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 5



CUSIP No.   918076-10-0
--------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Chauncey Shey
--------------------------------------------------------------------------------

       2.   Check the Appropriate Box if a Member of a Group (See Instructions)


            (a) / /


            (b) /x/
--------------------------------------------------------------------------------

       3.   SEC Use Only

--------------------------------------------------------------------------------

       4.   Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------
Number of Shares
Beneficially        5.  Sole Voting Power  2,388,283
Owned by Each
Reporting Person   -------------------------------------------------------------
With
                    6.  Shared Voting Power  2,750,500

                   -------------------------------------------------------------

                    7.  Sole Dispositive Power  2,388,283

                   -------------------------------------------------------------

                    8.  Shared Dispositive Power  2,750,500

--------------------------------------------------------------------------------

        9.  Aggregate Amount Beneficially Owned by Each Reporting Person

            5,138,783

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       10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)

       Mr. Shey disclaims beneficial ownership of all of the shares held by Shey Partners, a California Limited Partnership (2,732,500 shares), except to the extent of his partnership interest therein. Mr. Shey also disclaims beneficial ownership of all of the shares held by Rebecca Shey Trust -- 1997 UTS, dated December 20, 1997 (18,000 shares).

--------------------------------------------------------------------------------

       11.  Percent of Class Represented by Amount in Row (9)  5.4%

--------------------------------------------------------------------------------

       12.  Type of Reporting Person (See Instructions)


            IN




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Schedule 13G                                                         Page 3 of 5


ITEM 1.

     (a)  Name of Issuer  UTSTARCOM, INC.

     (b)  Address of Issuer's Principal
          Executive Offices                  1275 Harbor Bay Parkway, Suite 100
                                             Alameda, CA 94502

ITEM 2.

     (a)  Name of Person Filing  Chauncey Shey

     (b)  Address of Principal Business Office or,
          if none, Residence                        19 Aldingham Circle
                                                    East Brunswick, NJ 08816

     (c)  Citizenship  USA

     (d)  Title of Class of Securities  Common Stock

     (e)  CUSIP Number  918076-10-0

ITEM 3.

     Not applicable.

ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owed:  5,138,783

     (b)  Percent of class:  5.4%

     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote  2,388,283

          (ii)   Shared power to vote or to direct the vote  2,750,500

          (iii)  Sole power to dispose or to direct the disposition of

                 2,388,283

          (iv)   Shared power to dispose or to direct the disposition of

                 2,750,500

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

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Schedule 13G                                                         Page 4 of 5


ITEM 10. CERTIFICATION

     Not applicable.


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Schedule 13G                                                         Page 5 of 5



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February   , 2001
                                     -------------------------------------------
                                                       Date

                                                 /s/ Chauncey Shey
                                     -------------------------------------------
                                                     Signature

                                                    Chauncey Shey
                                     -------------------------------------------
                                                      Name/Title